

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2012

Via E-mail
Patrick K. Tagtow
Senior Vice President, General Counsel and Secretary
BMC Software, Inc.
2101 CityWest Boulevard
Houston, TX 77042

> **Re:** **BMC Software, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 18, 2012**
> **File No. 001-16393**

Dear Mr. Tagtow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Questions and Answers About the Meeting and Voting, page 7

13. What are your voting choices when voting on the BMC Software, Inc. 2013 Employee Stock Purchase Plan and what vote is needed to approve it?, page 10

1.   Please revise the answers to questions 13-16 to disclose the treatment and effect of broker non-votes. See Item 21(b) of Schedule 14A.

16. What are your voting choices for the Stockholder Proposal submitted by Elliott Associates?, page 11

2.   You indicate in response (b) that stockholders may vote for the Elliott stockholder proposal by returning the proxy card or voting instruction form sent by Elliott Associates. However, we note that the form of proxy that you include also allows stockholders to vote for the Elliott proposal. Please revise to clarify.

3.   Please revise this section to disclose that security holders may abstain from voting on this proposal.

19. Who will pay for the costs of this proxy solicitation?, page 12

4.   Please provide the disclosures required by Item 4(b)(4) of Schedule 14A.

Background of the Solicitation, page 13

5.   Please revise this section to disclose why the board concluded that the Elliott proposal to form a special committee to pursue the sale of BMC is not in the best interest of the company and that it was not the right time to pursue such a sale.

Proposal One: Election of Directors, page 14

6.   Please note that support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. Therefore, please provide supplemental information or further disclosure to support your beliefs or opinions on pages 13 and 37 that:

*   The director nominees that you proposed have "requisite management experience and deeper knowledge of the Company's business than the nominees proposed by Elliott Associates";

*   The director nominees you proposed "would serve the interests of all of the Company's stockholders better than the nominees proposed by a single stockholder"; and

*   "[T]he stockholder proposal represents no purpose other than to limit the Board's actions otherwise permitted by the Company's Certificate of Incorporation, Amended and Restated Bylaws and Delaware Law."

7.   You state that, if a director nominee becomes "unavailable" before the election, you have proxy authority to vote for a replacement nominee if the board of directors names one. Please revise this statement so that it is consistent with the extent of discretionary authority set forth in Rule 14a-4(c)(5).

Proposal Five: Stockholder Proposal, page 37

8.   Please revise your disclosure to characterize the penultimate sentence of the second paragraph on page 37 as your opinion or belief, and provide us with support for this belief.

Proxy Card

9.   Please clearly mark the form of proxy as a preliminary copy, in accordance with Exchange Act Rule 14a-6(e)(1).

10.   Please revise your description on the proxy card of the advisory vote to approve executive compensation so that it is consistent with Rule 14a-21. The description should clarify that shareholders are voting to approve compensation on an advisory basis. Refer to Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations.

11.   Proposal one is in the format applicable to majority voting, with "for," "against," and "abstain" boxes, but directors will be elected on a plurality basis. Rule 14a-4(b)(2) requires that the form of proxy clearly provide a means for security holders to "withhold" authority to vote for each nominee, unless, pursuant to Instruction 2 to Rule 14a-4(b), applicable state law gives legal effect to votes cast against a nominee. Please revise your form of proxy, or provide your analysis under these provisions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
       Lauren D. Gojkovich
       Wachtell, Lipton, Rosen & Katz